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Mail Stop 6010								April 13, 2006

Wesley Dupont, Esq.
Allied World Assurance Holdings Ltd.
43 Victoria Street
Hamilton, Bermuda HM 12
F:  441-278-5400

      Re:	Allied World Assurance Holdings, Ltd.
      Registration Statement on Form S-1
      Filed March 17, 2006
		File No. 333-132507

Dear Mr. Dupont:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
2.
In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel, along with other exhibits. Please note that we may have comments on these materials once they are filed.3.
4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

5. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10%
if you price above $20.6.
7. We note that you have included a glossary of terms in the registration statement. While we will not object to the inclusion of a glossary, as noted in the comment below, industry terms should be explained briefly within the text so that investors can understand the disclosure without departing from the body of the prospectus.

Prospectus Summary, p. 1
8. We note that the Summary simply replicates the first several pages of the Business section. The instructions to paragraph 503(a) of Regulation S-K state that the summary "should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Carefully consider and identify those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language." Please revise the summary accordingly. We expect substantial revisions to the summary and may have further comments on the revised disclosure.
9. Please also revise your summary to provide a balanced presentation. For example:

* Balance the disclosure of your gross premiums with disclosure of net income and net losses. It is not appropriate to present revenues without balancing the information with a discussion of net income or net loss.


* Balance the statement that your total gross premiums have grown from $922 million for the year ended December 31, 2002 to $1,560 million for the year ended December 31, 2005 by presenting each year`s increase separately and specifically stating that the gross premiums declined from 2004 to 2005. The decline in premiums should also be quantified. Similarly, revise this statement on page 77.

* Balance the discussion of your strengths with an equally prominent discussion of your weaknesses. Similarly, balance the discussion of your strategy with an equally prominent discussion of the risks and obstacles you will encounter in implementing your strategy.
We note that in the summary you rely upon industry jargon which may not be familiar to investors. For example, on pages 2-3 you refer to
"net risk exposure," "loss ratios," "layers," "points," "direct insurance," "excess and surplus lines segment," and "freedom of form." In each case when you rely upon such language, you should briefly explain what the terms mean so that investors can understand your disclosure in its proper context. Please revise the Summary and the registration statement accordingly.10.
11. Please include a discussion of the recent downgrade in your AM
Best rating.
12. Please provide third party support or the basis for your belief for the following statements:

* Total industry losses incurred from Hurricanes Rita and Wilma are
estimated to be approximately $12 billion to $19 billion;
* We believe that our operating platform is one of the most
efficient
among our competitors and our expense ratio is significantly lower than most of our peers;
* We believe our catastrophe losses from the devastating hurricane season of 2005 were among the lowest as a percentage of June 30, 2005 book value among all major publicly traded insurance and reinsurance companies that commenced operation in Bermuda in 2001 or shortly thereafter. Additionally, explain the significance of limiting the comparison to insurance and reinsurance companies commencing operations in Bermuda in 2001. Why not discuss how you compared to all insurance and reinsurance companies?
* We believe we have established a leading excess casualty business.


Risk Factors, p. 11
General
13. For each risk factor included in this section, you should disclose any and all facts that could increase the likelihood that the risk factor will materialize. For example, in "Any downward revision or revocation of our financial strength..." on page 11, you state the specific factors that could cause your financial rating to decline rather than referencing the possibility generically. Although you reference weather-related exposures, you do not explicitly state that losses from these exposures could cause a downgrade. If true, you should include such a statement and also describe any other facts and circumstances that could lead to a downgrade. Please review your risk factors to make sure that the disclosure is as fact-specific as possible.

Our ultimate liability for recent weather-related..., p. 11
14. We note your disclosure relating to reinsurance and the fact that
45% of your general property policies have been ceded as well as
66%
of your energy-related policies. If true, you should describe the percentage of additional such losses that you will be expected to pay as a result of limited reinsurance coverage (assuming your current estimates are correct) and, in addition, you should state that the liabilities may be greater if your estimates understate your exposure. Please expand this disclosure to describe the financial impact that these losses have had on the company and any potential further impacts they may pose.

Any downward revision or revocation of our financial strength ratings..., p. 11
15. Please revise your heading to disclose that you recently suffered a downgrade of your financial strength rating.

The failure of any of the loss limitation methods we employ..., p.
13
16. Please revise the risk factor to further explain how the loss limitations mentioned operate. For example, you should explain how choice of forum acts to provide a loss limitation and how the unenforceability of such provisions could create the risks you describe.

We are dependent on affiliates of one of our principal shareholders..., p. 13
17. You have not explained what risks are posed to potential investors from the possibilities described in the risk factor. Please revise the risk factor to explain the risks posed if you have to replace the AIG affiliate. Additionally, provide all the information about the agreement that is relevant to an assessment of the risk in this discussion as opposed to cross referencing to other parts of your document. For example, if the expiration or termination provisions are material to an assessment of the risk, disclose these terms here.


For our reinsurance business..., p. 13
18. Please explain what a ceding company is.
19. Please be more specific in explaining the risk to investors. You refer to inaccurately assessing risks you assume. If it is your intention to say that you could assume more risk than you assess when you reinsure and that your premiums/reserves may be insufficient to cover these risks, you should state this possibility explicitly rather than referring simply to misjudgments.

The availability and cost of security arrangements..., p. 14
20. Please explain the type of restrictions that will be presented by the letter of credit facilities and from state of domicile of the ceding insurer.

We depend upon a small number of brokers..., p. 14
21. Please identify any broker responsible for 10% or more of your revenues if the loss of such relationship would have a material adverse effect on you.
22. Do you have agreements with these brokers? If you do, please file them as exhibits and include a description of all material terms in the business section.

We may be adversely affected by fluctuations..., p. 16
23. Please revise to more fully describe how fluctuations in currency exchange rates can pose risks to investors.

Continuing agreements and business relationships..., p. 16
24. Please describe the types of conflicts that may arise from the relationships described in this risk factor. If these conflicts are not distinct from those contained in the risk factor titled
"Conflicts of interest may arise...," on page 16, then consider consolidating the two risk factors.

Our holding company structure..., p. 20
25. Please disclose the risks associated with constraints on the ability to pay dividends.

There has been no public market..., p. 21
26. Please disclose the risks associated with a lack of a public market. If you are trying to describe the possibility that investors may not be able to sell their shares if a market does not develop, you should describe this risk explicitly.

Our bye-laws contain restrictions on ownership, voting..., p. 21
27. Please disclose whether the restrictions described in risk factor will apply to any current shareholders. We note for example, that although AIG and Chubb will be reducing their shares after the offering, they currently own greater than 9.9% of company stock and it is unclear whether they will hold greater than 9.9% of the outstanding shares after the offering.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 37

Critical Accounting Policies, page 38

Reserve for Losses and Loss Expenses, page 38

28. We believe your disclosure in management`s discussion and analysis regarding the reserve for loss and loss adjustment expenses should explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.
We
believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of management`s discussion and analysis. Please expand your disclosure to include the following information for each of your lines of business:

a. Provide the range of loss reserve estimates as determined by your actuaries. Include the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. Provide quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables
(i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

b. If you do not calculate a range around your loss reserve, but instead use point estimates please provide the following information:

* The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
* How management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.
* Include quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.


Premiums and Acquisition Costs, page 39

29. Please revise your discussion related to this estimate to include a discussion of how accurate this estimate has been in the past as well as the reasonably likely impact that changes in this estimate might have on your operations.

30. We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. As this appears to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please expand the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Please revise your filing to include the following disclosure:

a. Include in this disclosure the risks associated with making this estimate and the effects and expected effect this uncertainty has or will have on management`s judgments and assumptions in establishing the assumed loss reserve;
b. The nature an extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
c. The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extend this time lag effect the loss reserve estimate;
d. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
e. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
f. What process management performs to determine the accuracy and completeness of the information received from the cedants;
g. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and
h. Whether management uses historical loss information to validate its existing reserve and/or as a means of noticing unusual trends in the information received form the cedants.

Results of Operations, page 41

Comparison of Years Ended December 31, 2005 and 2004, page 42

Net Losses and Loss Expenses, page 44

31. Based on your disclosure in the table on page 46, it appears that management significantly revised its estimate of loss reserves recorded in prior years. Please revise management`s discussion and analysis to explain the reason for this change in estimate. For each line of business, include the following disclosures:

a) Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.
b) Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
c) Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
d) Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

32. We note that you present the non-GAAP financial measures "Net losses and loss expenses adjusted" and "Loss ratio adjusted" in the analysis of your Loss ratio which has been adjusted for certain items. These non-GAAP measures appear to have the effect of smoothing earnings and exclude items that are within your normal operations for the types of risks that you insure. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate and raises significant questions about management`s ability to assert as to the usefulness of these measures for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8 and 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please provide to us a more compelling argument as to why this is appropriate or revise your disclosure to remove all references to this measure.

Executive Compensation, page 123

Option Exercises in and Fiscal Year-End Option Values, page 125

33. Please explain to us how the methodology used to calculate the "Value of Unexercised In-the-Money Options at Fiscal Year-End" described in footnote 1 complies with the guidance provided in the Instructions to Item 402(d)(2) or Regulation S-K.

Principal and selling stockholders, p. 130
34. For each nonpublic entity listed in the table, please disclose the name of the natural person who has voting and dispositive power over the shares held by that entity.
35. Please disclose how each selling stockholder obtained the securities it holds and the exemption from registration relied upon when the sale was consummated.
36.
Selling shareholders who are broker dealers are underwriters unless they received the shares as underwriting compensation. Please revise the footnotes to the selling shareholder table to identify the broker dealers and state that they are underwriters or that they received the shares as underwriting compensation. Additionally, identify the selling shareholders that are underwriters in the "Plan of Distribution."

If any of the selling shareholders are affiliates of broker-dealers, they should be identified as such and your disclosure should be revised, if true, to include the following representations:

* the Selling Shareholder purchased in the ordinary course of business and
* at the time of the purchase, the Selling Shareholder had no agreements or understanding to distribute securities.

In the event these representations are not accurate, then these affiliates should be identified as underwriters.

Certain relationships and related party transactions, p. 132
37. Item 601(b)(10) of Regulation S-K requires that you file each agreement described in this section as an exhibit to the registration statement. Please file the warrants and any other agreements you may have described in this section.

38. Please revise the discussion of "Office Space" on page 138 to provide the rent for the first three years.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

2.  Significant Accounting Policies, page F-8

d)  Investments, page F-10

39. We note that your discussion of investments does not appear to address the accounting treatment that you apply to your investments in asset and mortgage backed securities. Please revise your discussion to address the accounting applied to these investments.

h)  Employee Warrant Compensation Plan, page F-11

40. You make the assertion here that the provisions of the plan would result in the same liability even had you applied the guidance under
SFAS 123R to this plan. Please explain to us how you arrived at this decision. Also explain to us how the book value apparently used in determining the charge related to this plan equates to a fair value that would be assigned to these warrants under this guidance.

3.  Investments, page F-14

i. Securities lending, page F-18

41. We note that you do not separately disclose the securities that have been pledged under your securities lending program on your consolidated balance sheets. Please revise your balance sheet presentation to segregate these securities loaned under this program or explain to us why you current presentation is appropriate.

9.  Employee Benefit Plans, page F-23

b)  Employee Warrant Plan, page F-23

42. We note that you revised the exercise price of the warrants associated with this plan as a result of the dividend paid in 2005.
Please explain to us the accounting impact that this adjustment to exercise price had on the charge recognized in connection with these warrants.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact James Peklenk at 202-551-3661 or James
Atkinson
at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan
at 202-551-3653 with any other questions.

      					Sincerely,



      					Jeffrey Riedler
      Assistant Director

Steve Seidman
Wilkie Farr Gallagher
787 Seventh Avenue
New York, NY 10019
F: 212-728-8111